Exhibit 28(h)(iv)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

This Agreement is entered into as of the 30th day of August, 2010, as amended and restated August 31, 2014, by and between Lateef Investment Management, L.P. (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Lateef Fund (the “Fund”).

WHEREAS, the Adviser has contractually agreed to reduce its advisory fee to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and

WHEREAS, the Adviser wishes to extend the term of the expense limitation agreement dated August 30, 2010 to August 31, 2015;

NOW, THEREFORE, the parties agree as follows:

The Adviser agrees that from September 1, 2010 through August 31, 2015, it will reduce its compensation and/or reimburse certain expenses of the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions do not exceed 0.99% (on an annual basis) of the Fund’s average daily net assets.

Term.  This Agreement shall terminate on August 31, 2015, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

Lateef Investment Management, L.P.

By:	/s/ Ryan Willson
Name:	Ryan Willson
Title:	Chief Executive Officer

FundVantage Trust, on behalf of the Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President